September 20, 2006

Mr. Donald Clark
President
Wildcat Silver Corp.
Suite 400 - 837 W. Hastings St.
Vancouver, BC
V6C 3N6

Strictly Private and Confidential

Dear Mr. Clark:

Re:           Letter of Intent for TSX Sponsorship

We understand that Wildcat Silver Corp. (“Wildcat” or the “Issuer”), a company listed on the CNQ under the symbol “WILD”, is looking to complete a listing on the Toronto Stock Exchange (the “TSX”). Pursuant to our recent discussions, we would be pleased to assist Wildcat Silver Corp. by acting as Wildcat’s sponsor pursuant to the policies of the TSX. Set forth below is a summary of the work and terms under which Haywood Securities Inc. (“Haywood” or the “Sponsor”) would be prepared to assist Wildcat.

Scope of Assignment:	The Sponsor will conduct due diligence and a review of Wildcat for the purposes of providing the TSX with a Sponsor Report on which the TSX will consider Wildcat’s potential listing.

Sponsorship:	Haywood will act as sponsor to Wildcat Silver Corp. pursuant to the policies of the TSX.

Fees:	The Issuer will pay a Sponsorship Fee of $50,000 plus GST in cash to the Sponsor according to the following fee schedule:

$25,000 plus GST upon execution of this agreement.
$25,000 plus GST upon submission of the final Sponsor Report to the TSX.

Sponsor’s Expenses:

The Issuer will pay Haywood’s expenses related to the Sponsorship, including the reasonable fees and disbursements of Haywood’s legal counsel and any consultants Haywood may retain. The Issuer will pay Haywood’s expenses even if the sponsorship is terminated or a formal sponsorship agreement is not entered into.

Haywood will require a $10,000 retainer from the Issuer to cover legal and corporate finance expenses, which will arise from its duties as Sponsor in connection with the Sponsorship. These expenses will be paid out of the retainer from time to time with any unused portion of the retainer returned to the Issuer upon closing of the Sponsorship.

Head Office – Vancouver	Calgary	Toronto
Commerce Place, 400 Burrard Street	808 First Street SW, Suite 301	BCE Place, 181 Bay Street
Suite 2000	Calgary, AB T2P 1M9	Suite 800, PO Box 808
Vancouver, BC V6C 3A6		Toronto, ON M5J 2T3

Phone: (604) 697-7100	Phone: (403) 509-1900	Phone: (416) 507-2300
Facsimile: (604) 697-7499	Facsimile: (403) 509-1999	Facsimile: (416) 507-2399
Toll-Free: (800) 663-9499	Toll-Free: (877) 604-0044	Toll-Free: (800) 865-2316

Letter of Intent	Page 2
September 20, 2006

Additional expenses shall be payable by the Issuer upon invoice subject to a maximum of $20,000 in legal expenses.

Indemnity:

The Issuer will indemnify and hereby hold harmless Haywood, and its respective officers, directors and employees against all losses, claims, damages, liability and expenses (including, without limitation, expenses of investigating and defending any claims or litigation as the same are incurred), related to or arising out of Haywood’s activities in connection with the above Sponsorship, however, that the Issuer will not be responsible for any such losses, claims, damages, liabilities or expenses to the extent they arise from actions taken by Haywood in bad faith or from its gross negligence.

Right of First Refusal:	The Issuer will grant Haywood a right to participate in any equity financing for a period of 12 months from the listing subject to negotiation with the issuer at time of such financing.

Termination:

The Sponsor may terminate this agreement prior to the filing of a final Sponsorship Report with the TSX. by providing written notice to the Issuer Upon termination, the Issuer will promptly pay any outstanding expenses incurred by the Sponsor which have not yet been paid. The portion of the Sponsorship Fee paid to the date of termination will not be refundable.

The above Sponsorship is subject, but not limited to, the following:

a)	Execution of a standard form Sponsorship Agreement between the Issuer and the Sponsor;
b)	Co-operation by the Issuer and its advisers with respect to due diligence inquiries made by Haywood and its counsel;
c)	Completion of due diligence to the satisfaction of Haywood and its legal counsel; and
d)	Approval of the Sponsorship by all of the appropriate regulatory authorities, as required.

The provisions of this agreement shall be superseded in their entirety upon the execution of a formal Sponsorship Agreement. The Sponsorship Agreement shall also contain customary representations, terms and conditions, requirements for closing documents, termination provisions and indemnification provisions in favour of the Sponsor.

If you are in agreement with the above noted terms and conditions, kindly have the enclosed form of this letter executed and returned to the undersigned. This agreement may be signed in counterparts, each deemed to be an original and each counterpart together will constitute one and the same instrument.

Yours truly,
Agreed and Accepted this 20th day of September,
2006
Haywood Securities Inc.	Wildcat Silver Corp.

“Keith Peck”	“Donald Clark”
Keith Peck	Donald Clark
Vice President, Corporate Finance	President